ATLANTIC TELE-NETWORK

10 Derby Square

Salem, MA 01970

January 21, 2009

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:  Larry Spirgel, Esq.

RE:	Atlantic Tele-Network, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-12593

Ladies and Gentlemen:

On behalf of Atlantic Tele-Network, Inc. (“ATN” or the “Company”), please find below responses to the comments provided to ATN by the staff of the Commission (the “Staff”) in a letter dated December 18, 2008 (the “Letter”) relating to ATN’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K for the year ended December 31, 2007

Front Cover Page

1.              In future filings, please revise your disclosure to reflect your correct Commission File Number. The correct file number is 001-12593.

RESPONSE

ATN confirms that it will make sure that all future filings bear reference to its correct Commission File No. 001-12593.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Elements of Compensation. page 23

Annual Cash Bonus, page 24

2.

We note that annual cash bonus awards are tied to the achievement of specified company, stock price and individual performance goals. In future filings, please disclose, for each named executive officer, the performance goals and weight given to the achievement of the performance goals. In addition, disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE

The Company respectfully believes that the disclosure of specific performance goals (i.e., specific targets or threshold levels) is not required because it is not material to an investor’s understanding of the Company’s executive compensation policies and decisions, given the particular way in which the Company uses performance goals.  In reaching this conclusion, we have considered, among other things, the analysis in Question 118.04 of the Staff’s Compliance and Disclosure Interpretations relating to Regulation S-K.  As called for by Question 118.04, we have made a good faith analysis of our particular facts and circumstances to determine the threshold question as to whether disclosure of our specific pre-established performance goals are material and have concluded that they are not material for the reasons below.  As we explain in greater detail below, we reach this conclusion because of the following: (1) we do not use performance against individual goals in a mathematic or rigid way with clear values assigned, but rather as one indicator of performance to be assessed subjectively by the Committee and the CEO (where appropriate), (2) the pre-established goals are only one factor considered in an officer’s cash bonus, with a subjective assessment of the officer’s “general performance” being of equal or greater importance and (3) the amount of annual compensation that is even loosely related to pre-established performance goals is not material in relation to overall executive compensation.

As described in the Proxy Statement, the Compensation Committee has a highly discretionary and subjective process for determining the payout of annual cash bonuses to executive officers.

The Compensation Committee uses pre-established performance goals only as “reference points” or indicative objectives.  Compensation is not paid out formulaically based on the achievement of these goals.  Indeed, the Compensation Committee is free to change the performance goal during the year and is free at the end of the year “to determine the extent to which bonuses will be paid or not, regardless of whether the pre-established criteria are fully achieved, partially achieved or not at all.”

Further, in addition to pre-established performance goals, the other main factor for determining the extent to which an executive officer is paid an annual cash bonus is a general performance assessment, which (i) is not based on pre-established performance criteria, (ii) is highly subjective and (iii) can be more outcome determinative (especially in the case of the executive officers other the Chief Executive Officer and Chief Financial Officer) than the pre-established performance goals, as described in the Proxy Statement:

“This ‘general performance’ assessment is the other main factor considered by the Compensation Committee and the Board in determining the level of bonuses.  At the end of the year, the Compensation Committee and the Board consider the importance of an executive officer’s performance against the pre-set goals as compared to his other achievements or failures and his general performance and may find that the latter items substantially or even completely outweigh his performance against the pre-set goals.”

The context in which pre-established performance goals are used as part of the Company’s executive compensation policies and decisions is described in detail in the Proxy Statement and is consistent with our conclusion that the disclosure of specific targets or threshold levels would not be material to investors.  We call your attention to the following statements:

•	“A core principle of our compensation philosophy is that we believe a successful compensation program requires the application of judgment and subjective determinations of individual performance.”

•

“We do not apply a formulaic or mathematical approach to executive compensation. Our Compensation Committee retains discretion to apply its judgment to adjust and align each individual element of our compensation program with the broader objectives of our compensation program and the overall performance and condition of our company at the time final compensation decisions are made.”

•

“We believe that combining performance-based goals with the flexibility of the Compensation Committee and the Board to vary the importance of performance against those goals, make subjective assessments of performance against individual performance goals, vary company and individual performance goals, if it deems appropriate, and adjust executive compensation to suit our business circumstances makes us more adaptive as a company and more able to recognize the contributions of our executive officers to the achievement of our business objectives.”

•

“The Compensation Committee and the Board always have discretion to determine the extent to which bonuses will be paid or not, regardless of whether the pre-established criteria are fully achieved, partially achieved or not achieved at all.”

•

“Our Compensation Committee believes that these performance goals do not serve as a formula for the payment of executive compensation. Rather, they serve as important reference points to the Compensation Committee and the Board in considering executive compensation, together with a general assessment of individual and company performance.”

As a further indication of the highly discretionary and subjective nature of the process, the Company clearly stated in the Proxy Statement that annual cash bonuses would be reported in the “Bonus” column of the Summary Compensation Table, rather than in a column for “Non-Equity Incentive Plan Compensation.”

Within this context, we respectfully believe that the extent of our disclosure of pre-established performance goals (whether individual, stock or company performance goals) is appropriate.

•

The individual performance goals, which (as described in the Proxy Statement) address such matters as management skills, teamwork and collaboration, leadership, reflect inherently subjective and qualitative assessments of the type that the Compliance and Disclosure Interpretations confirm are not required to be disclosed.

•

The Company stock price criteria is specifically disclosed (8% or greater annual appreciation and an annual stock price performance equal to, or in excess of, the performance of the Russell 3000 Index) and is made subject to the following qualification (consistent with characterization of the process above): “The Compensation Committee views these targets as reference points only and recognizes that our common stock price may not reflect individual or company performance adequately.”

•

The Company performance criteria is identified as goals consisting of annual net income, earnings per share, revenue and EBITDA. It is described as potentially having the most effect on the annual cash bonuses of the Chief Executive Officer (approximately 50% of the annual cash bonus opportunity with respect to him may rest with this criteria) and Chief Financial Officer (approximately 40% of the annual cash bonus opportunity with respect to him may rest with this criteria). For the other named executive officers, a majority or more of their annual cash bonus opportunity rests with subjective individual performance goals and only the balance rests with the company performance criteria.

Based on this highly discretionary use of pre-established performance goals and the subjectivity of the “general performance” assessment, the Company respectfully believes it has provided an appropriate amount of disclosure about pre-established performance goals and that no further disclosure of specific targets or threshold levels is required.

Further, the Company respectfully submits that, even if the Company’s process for determining annual cash bonuses were not so discretionary and subjective, the amount of annual cash bonus whose payment would be tied to the achievement of company performance goals would be immaterial in amount.  As stated in the Proxy Statement, the persons for whom the Compensation Committee might consider the attainment of company performance goals most heavily with respect to annual cash bonus determinations are the Chief Executive Officer and the Chief Financial Officer.  Yet the amount of compensation whose payment might relate to the attainment of company performance goals is relatively small (about 10% and 7%, respectively), in comparison to the total compensation of each of the Chief Executive Officer and the Chief Financial Officer as indicated in the far-right column of the Summary Compensation Table.

Based on our threshold determination of immateriality, the Company respectfully believes that the Staff’s other comments with respect to competitive harm are inapplicable.  We take a similar view of the Staff’s comments with respect to level of difficulty.  We understand that level of difficulty disclosure is intended as a surrogate for disclosure of specific targets where disclosure of the specific target is material, but is excused for competitive harm reasons.  But our reason for not disclosing the specific performance targets is the immateriality of the specific target in the first place, not competitive harm.  We respectfully believe that our judgment on this matter should equally apply to whether the level of difficulty disclosure should be enhanced.

3.

We note your disclosure, “the Compensation Committee and the Board always have discretion to determine the extent to which bonuses will be paid or not, regardless of whether the pre-established criteria are fully achieved, partially achieved or not at all.” Discuss whether discretion was exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of an award. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). Please refer to Regulation S-K Item 402(b)(2)(vi).

RESPONSE

We respectfully believe that the Company has provided the disclosure sought by this comment with respect to our Chief Executive Officer and Chief Financial Officer and will, in future filings, expand our discussion of the other named executive officers to include similar disclosure for them.

As part of the discussion of the 2007 bonus payout to the Chief Executive Officer and Chief Financial Officer, we stated that the company performance criteria and the stock performance criteria for 2007 had been exceeded, and that each of the Chief Executive Officer and Chief Financial Officer had been paid their full annual cash bonus (50% of their base annual salary).  The only other factor impacting the annual cash bonuses for these individuals was the percentage attributable to individual goals and/or the general assessment of individual performance or contribution.  As discussed above, the pre-established individual goals used by the Company are qualitative in nature.  The Compensation Committee’s general performance assessments typically do not involve the consideration of pre-established goals.  Accordingly, because each of these matters is inherently qualitative and subjective, a discussion about discretion exercised with respect to them would seem inapposite.

In future filings, the Company will expand its discussion of the other named executive officers to provide comparable disclosure to that provided with respect to the Chief Executive Officer and Chief Financial Officer.

4.

Please discuss how the compensation committee arrived at its determination to pay each named executive officer the amount of cash bonus awarded. While you discuss the determinations with respect to the company’s Chief Executive Officer and Chief Financial Officer, you do not provide any discussion or analysis with respect to the other named executive officers.

RESPONSE

In future filings, the Company will expand the discussion of its payout of annual cash bonuses to the other named executive officers to provide comparable disclosure to that provided with respect to the Chief Executive Officer and Chief Financial Officer.

Summary Executive Compensation Table, page 29

5.

It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

RESPONSE

As described above in response to Comment No. 1, we respectfully believe that the degree of discretion and subjectivity in the determination of annual cash bonuses warrants describing these payments under the “bonus” column, rather than a “Non-Equity Incentive Plan” column.  We note that Question 119.02 of the Staff’s Compliance and Disclosure Interpretations seems to contemplate this possibility where it states that notwithstanding the ability to exercise negative discretion in determining the amount of bonuses, a non-equity plan would “generally” still be reportable in column (g).  As described above, we believe that the level of discretion and subjectivity in our annual cash bonus process exceeds the ability to have mere negative discretion, but rather is premised on discretion (negative or positive).

6.

In future filings, please provide appropriate footnote disclosure regarding the assumptions made in the valuation for awards reported in the Option Awards column and the Stock Awards column for all fiscal years presented. See the Instruction to Regulation S-K Item 402(c)(2)(v) and (vi). For further guidance, see Question 119.04 in our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE

In future filings, the Company will provide disclosure regarding such assumptions comparable to that set forth in footnote 8 to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2008

7.

Please tell us in your response letter where you included in the Summary Compensation Table the purchase by the company of Mr. Kreisher’s restricted stock that immediately vested on September 17, 2007 in exchange for your payment of Mr. Kreisher’s tax obligations.

RESPONSE

In the “Stock Awards” column of the Summary Compensation Table, the Company included its purchase of Mr. Kreisher’s restricted stock that vested immediately on September 17, 2007 in exchange for the payment of his tax obligations

Mr. Kreisher is listed as having received approximately $329,800 worth of stock awards in the fiscal year ended December 31, 2007.  This value is determined by multiplying the total number of shares of restricted stock awarded, including the shares that vested immediately and were repurchased by the Company, by the value of each share based on the closing price of the Company’s common stock on the date of issuance.  The closing price of the Company’s common stock as listed on the Nasdaq Global Select market on September 17, 2007 was $32.98.  Therefore, the total dollar value for the 10,000 shares of restricted stock, which include the shares repurchased by the Company, is listed as $329,800 in the “Stock Awards” column of the Summary Compensation Table.

Director Compensation, page 32

8.

We note your disclosure in footnote 1 discussing assumptions used in calculating the amounts of the awards granted pursuant to your 2005 Restricted Stock and Incentive Plan. Please confirm in your response letter that footnote 1 was intended to supplement the column titled “Stock Awards.” In future filings, please provide this information in a footnote to the correct column.

RESPONSE

The Company confirms that footnote 1 was intended to supplement the column titled “Stock Awards.”  The Company values the stock awards listed in this column based upon the closing price of the Company’s common stock on the date of issuance of these awards, as described in footnote 8 to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2008.

The Company confirms that in future filings, all assumptions made in calculating the amounts listed in the “Stock Awards” column will be listed in a footnote to such column.

9.

We note your disclosure on page 33 that directors receive dividend equivalents on their stock units equal to 115% of the value of dividends paid on your common stock. Please tell us in your response letter where the dividend equivalents are reflected in the director compensation table.

RESPONSE

The dividend equivalents were not reflected in the director compensation table.  In future filings, the Company will include any dividend equivalents earned on stock units in the “All Other Compensation” column of the Director Compensation Table.  For the fiscal year ended December 31, 2007, dividend equivalents were earned on stock units owned by Ernst Burri in the amount of $3,009.46 and Henry Wheatley in the amount of $2,006.36.  No other director currently owns any stock units.  Any dividends earned by directors were earned upon stock units payable in lieu of cash for fees earned by directors, and not for separate stock or option awards.

*   *   *

In response to the Staff’s request, the Company acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (978) 619-1300 ext. 401.

Very truly yours,

/s/ Michael T. Prior
Michael T. Prior
President and Chief Executive Officer

cc:	Justin D. Benincasa
Douglas J. Minster
Atlantic Tele-Network, Inc.
Matthew J. Gardella
Edwards Angell Palmer & Dodge LLP